SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the Collection Period ending June 30, 2001

 Securitisation Advisory Services Pty Limited, as manager of the Series 2000-1G
 --------------------------------------------
         Medallion Trust (Translation of registrant's name into English)

        Level 6, 48 Martin Place, Sydney, NSW 2000 Australia (Address of
        ----------------------------------------------------------------
                          principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F   X         Form 40-F
                                 -----                ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No  X
    ------          ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ----------------------

Other Events


On March 27, 2000 Perpetual Trustee Company Limited, in its capacity as Issuer Trustee (the Issuer Trustee) of the Series 2000-1G Medallion Trust (the Trust), publicly issued US$955,000,000 of Class A-1 Mortgage Backed Floating Rate Notes due July 12, 2031 (the Notes) pursuant to a registration statement (No. 333-93721) declared effective on March 17, 2000. Securitisation Advisory Services Pty Limited was the manager for the issuance of the Notes. Securitisation Advisory Services Pty Limited granted the underwriters a discount of US$1,432,500 in connection with the sale of the Notes. The Issuer Trustee used the net proceeds from the sale of the Notes, which amounted to US$953,567,500 to acquire equitable title to the housing loans and related mortgages included in the assets of the Trust from Commonwealth Bank of Australia and for general expenses relating to the Trust, including any premiums payable to any of the swap providers for the Trust.

On July 12, 2000, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

On October 12, 2000, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

On January 12, 2001, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

On April 12, 2001, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

On July 12, 2001, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Manager for the Series 2000-1G Medallion Trust, by the undersigned, thereunto duly authorised.


                           Securitisation Advisory Services Pty Limited,
                           As Manager for the Series 2000-1G Medallion Trust,
                           --------------------------------------------------
                           (Registrant)



Dated: 6 September, 2001         By:   /s/ Tim See
                                 -----------------------------------------------

                                 Name: Tim See
                                 -----------------------------------------------

                                 Title: Authorised Officer
                                 -----------------------------------------------

EXHIBIT INDEX

--------------------------------------------------------------------------------

EXHIBIT     DESCRIPTION
------      -----------
--------------------------------------------------------------------------------


99.1        The Quarterly Servicing Report for the Distribution Date on July
            12, 2001.

99.2        Required collateral Information
--------------------------------------------------------------------------------

                                                                    Exhibit 99.1

SERIES 2000-1G MEDALLION TRUST QUARTERLY SERVICERS CERTIFICATE
--------------------------------------------------------------

Quarterly Summary Distribution Details

--------------------------------------------------------------------------------
Reporting Dates
---------------
Closing Date                                                           27-Mar-00
Determination Date                                                     01-Jul-01
Notice Date                                                            11-Jul-01
Distribution Date                                                      12-Jul-01
Start Accrual Period                                                   12-Apr-01
End Accrual Period                                                     12-Jul-01
No. Of Days in Accrual Period                                                 91
Start Collection Period                                                01-Apr-01
End Collection Period                                                  30-Jun-01
No. Of Days in Collection Period                                              91
Distribution Month                                                     Yes
--------------------------------------------------------------------------------


SECURITIES ON ISSUE
-------------------

                                     No. of     Initial Invested  Initial Invested
                                  Certificates     Amount (US$)      Amount (A$)
                                  ------------  ----------------  ----------------
   Class A-1 Notes                     9,550    955,000,000.00     1,577,208,918
   Class A-2 Notes                     1,500           --            150,000,000
   Class B Notes                         150           --             15,000,000
   Redraw Bond - series 1                  0           --                   --
   Redraw Bond - series 2                  0           --                      0

   US$/A$ exchange rate at issue         0.6055


--------------------------------------------------------------------------------


INTEREST RATE FOR ACCRUAL PERIOD
--------------------------------

                                                             Bank        Interest       Interest
                                                           Bill Rate      Margin         Rate
                                                           ---------      ------         ----
  Class A-1 Notes (payable to Currency Swap Provider)       4.9533%       0.3819%       5.33521%
  Class A-2 Notes                                           4.9533%       0.3900%       5.3433%
  Class B Notes                                             4.9533%       0.7000%       5.6533%
  Redraw Bond - series 1                                    0.0000%          --         0.0000%
  Redraw Bond - series 2                                    0.0000%          --         0.0000%


BBSW Interest & Unpaid Interest Rate for Accrual Period     4.9533%
Facilities BBSW                                             4.9533%

--------------------------------------------------------------------------------


DISTRIBUTIONS PAYABLE ON DISTRIBUTION DATE          Per Cert.         Aggregate
------------------------------------------          ---------         ---------
Total Interest Amount:
   Class A-1 Notes                                  1,695.68       16,193,744.00
   Class A-2 Notes                                  1,028.29        1,542,435.00
   Class B Notes                                    1,384.53          207,679.50
   Redraw Bond - series 1                            --                  --
   Redraw Bond - series 2                            --                  --
Principal:
   Class A-1 Notes                                  9,011.31       86,058,038.81
   Class A-2 Notes                                  5,456.35        8,184,525.00
   Class B Notes                                      475.36           71,304.00
   Redraw Bond - series 1                            --                  --
   Redraw Bond - series 2                            --                  --
Total:
   Class A-1 Notes                                 10,706.99      102,251,782.81
   Class A-2 Notes                                  6,484.64        9,726,960.00
   Class B Notes                                    1,859.89          278,983.50
   Redraw Bond - series 1                            --                  --
   Redraw Bond - series 2                            --                  --
   Total                                           19,051.52      112,257,726.31



--------------------------------------------------------------------------------

POOL FACTORS
------------
                                                       Last            Current
                                                   Distribution     Distribution
                                                       Date              Date
                                                       ----              ----
Class A-1 Notes                                          0.77         0.71733390
Class A-2 Notes                                          0.77         0.71733390
Class B Notes                                            0.98         0.97756460
Redraw Bond - series 1                                 --                --
Redraw Bond - series 2                                 --                --

--------------------------------------------------------------------------------

QUARTERLY CASHFLOW WORKING SHEET
--------------------------------
                                               Per Certificate         Aggregate
                                                      $                    $
  Finance Charge Collections                                       23,123,101.88
  Finance Charge Collections - Repurchases                               --
  Finance Charge Damages                                                 --
  Income due to Seller                                                   --
  Other Income                                                      1,074,881.77
Preliminary Income Amount                                          24,197,983.65
                                                                         --
  Taxes                                                                71,241.34
  Trustee Fee                                                          59,024.39
  Security Trustee Fee                                                   --
  Manager Fee                                                         100,820.23
  Servicing Fee                                                       840,168.62
  Liquidity Commitment Fee                                             11,431.75
  Redraw Commitment Fee                                                 6,232.88
  Support Facility Payments                                         2,980,532.04
  Support Facility Receipts
  Expenses                                                             22,443.55
  Previous Unpaid Facility Int Chg - Liquidity                           --
  Liquidity Interest Charge + Previous Unpaid                          27,571.53
  Previous Unpaid Facility Int Chg - Redraw Facility                     --
  Redraw Interest Charge + Previous Unpaid
  Repayment of Liquidity Facility                                   2,147,361.33
  Total Interest Amount  - Class A-1 Notes                         16,193,744.00
    - Class A-2 Notes                                               1,542,435.00
    - Class B Notes                                                   207,679.50
    - Redraw Bonds - series 1                                            --
    - Redraw Bonds - series 2                                            --
Required Income Amount                                             24,210,686.16

Income Shortfall                                                       12,702.51
Liquidity Facility Draw                                                12,702.51

Principal Chargeoff Unreimbursement                                      --
Principal Chargeoff                                                      --
Total Principal Chargeoff Reimbursement Due                              --

Payment Allocation Cascade
--------------------------

  Preliminary Income Amount                                        24,197,983.65
  Liquidity Facility Draw                                              12,702.51
Available Income Amount                                            24,210,686.16

                                                                                           Quarter to Date
                                                          Due            Available     Allocation/Distribution
                                                          ---            ---------     -----------------------
  Taxes                                                71,241.34       24,210,686.16           71,241.34
  Trustee Fee                                          59,024.39       24,139,444.82           59,024.39
  Security Trustee Fee                                   --            24,080,420.43             --
  Manager Fee                                         100,820.23       24,080,420.43          100,820.23
  Servicing Fee                                       840,168.62       23,979,600.20          840,168.62
  Liquidity Commitment Fee                             11,431.75       23,139,431.58           11,431.75
  Redraw Commitment Fee                                 6,232.88       23,127,999.83            6,232.88
  Support Facility Payments                         2,980,532.04       23,121,766.95        2,980,532.04
  Support Facility Receipts                              --            20,141,234.91             --
  Expenses                                             22,443.55       20,141,234.91           22,443.55
  Liquidity Interest Charge                            27,571.53       20,118,791.36           27,571.53
  Repayment of Liquidity Facility                   2,147,361.33       20,091,219.83        2,147,361.33

--------------------------------------------
  Interest Amount Payable - Redraw Facility              --            17,943,858.50             --
    - Class A-1 Notes                              16,193,744.00       17,943,858.50       16,193,744.00
    - Class A-2 Notes                               1,542,435.00        1,750,114.50        1,542,435.00
    - Redraw Bonds - series 1                            --               207,679.50             --
    - Redraw Bonds - series 2                            --               207,679.50             --
--------------------------------------------
    - Class B Notes                                   207,679.50          207,679.50          207,679.50
Total Principal Chargeoff Reimbursement                  --                     0.00             --
Excess Distribution                                                                                 0.00

Unpaid Facility Int Chg  - Liquidity                                                             --
    - Redraw                                                                                     --
Unpaid Security Interest Amount - Class A-1 Notes                                                --
    - Class A-2 Notes                                                                            --
    - Class B Notes                                                                              --
    - Redraw Bonds - series 1                                                                    --
    - Redraw Bonds - series 2                                                                    --


FACILITIES OUTSTANDING
----------------------

Liquidity Commitment Facility Limit                                                        48,000,000.00
Beginning Liquidity Commitment Facility                                                    45,852,638.67
Previous Liquidity Facility Draw                                                            2,147,361.33
Repayment of Liquidity Facility                                                             2,147,361.33
Liquidity Facility Draw                                                                        12,702.51
Ending Liquidity Commitment Facility                                                       47,987,297.49

Redraw Commitment Facility Limit                                                           50,000,000.00
Beginning Redraw Commitment Facility                                                       50,000,000.00
Previous Redraw Facility Draw                                                                    --
Previous Redraw Facility Draw - Chargeoffs                                                       --
Repayment of Redraw Facility                                                                     --
Repayment of Unreimbursed Chargeoffs                                                             --
Redraw Facility Draw - Unreimbursed Chargeoffs                                                   --
Redraw Facility Available to Draw                                                          50,000,000.00
Redraw Facility Draw                                                                             --
Ending Redraw Commitment Facility                                                          50,000,000.00

Interest and Principal Distribution Worksheet
---------------------------------------------
                                                                     Per Certificate           Aggregate
                                                                             $                     $
Interest Amount
---------------
Class A-1 Notes
Unpaid Security Interest Amount (after last Distribution Date)                                   --
Interest on Unpaid Security Interest Amount                                 --                   --
Security Interest Amount                                                   1,695.68        16,193,744.00
Total Interest Amount                                                                      16,193,744.00

Unpaid Security Interest Amount (after last Distribution Date)                                   --
Interest on Unpaid Security Interest Amount                                                      --
Security Interest Amount                                                                   16,193,744.00
Interest Amount Payable                                                    1,695.68        16,193,744.00
Unpaid Security Interest Amount                                                                  --

Class A-2 Notes
Unpaid Security Interest Amount (after last Distribution Date)                                   --
Interest on Unpaid Security Interest Amount                                 --                   --
Security Interest Amount                                                   1,028.29         1,542,435.00
Total Interest Amount                                                                       1,542,435.00

Unpaid Security Interest Amount (after last Distribution Date)                                   --
Interest on Unpaid Security Interest Amount                                                      --
Security Interest Amount                                                                    1,542,435.00
Interest Amount Payable                                                    1,028.29         1,542,435.00
Unpaid Security Interest Amount                                                                  --

Class B Notes
Unpaid Security Interest Amount (after last Distribution Date)                                   --
Interest on Unpaid Security Interest Amount                                 --                   --
Security Interest Amount                                                   1,384.53           207,679.50
Total Interest Amount                                                                         207,679.50

Unpaid Security Interest Amount (after last Distribution Date)                                   --
Interest on Unpaid Security Interest Amount                                                      --
Security Interest Amount                                                                      207,679.50
Interest Amount Payable                                                     1,384.53          207,679.50
Unpaid Security Interest Amount                                                                  --

Redraw Bonds - Series 1
Unpaid Security Interest Amount (after last Distribution Date)                                   --
Interest on Unpaid Security Interest Amount                                 --                   --
Security Interest Amount                                                    --                   --
Total Interest Amount                                                                            --

Unpaid Security Interest Amount (after last Distribution Date)                                   --
Interest on Unpaid Security Interest Amount                                                      --
Security Interest Amount                                                                         --
Interest Amount Payable                                                      --                  --
Unpaid Security Interest Amount                                                                  --

Redraw Bonds - Series 2
Unpaid Security Interest Amount (after last Distribution Date)                                   --
Interest on Unpaid Security Interest Amount                                 --                   --
Security Interest Amount                                                    --                   --
Total Interest Amount                                                                            --

Unpaid Security Interest Amount (after last Distribution Date)                                   --
Interest on Unpaid Security Interest Amount                                                      --
Security Interest Amount                                                                         --
Interest Amount Payable                                                      --                  --
Unpaid Security Interest Amount                                                                  --



Principal Amount
----------------
Principal Collections                                                                     106,903,184.91
Principal Collections - Repurchases                                                              --
  less Repayment Of Redraw Facility                                                              --
  less Total Customer Redraw                                                              (12,589,316.88)
  plus Redraw Facility Draw                                                                      --
  plus Redraw Bonds Issue this month                                                             --
  Aggregate Principal Damages from Seller & Servicer                                             --
  Principal Chargeoff Reimbursement  - Class B Notes                                             --
    - Class A-1 Notes                                                                            --
    - Class A-2 Notes                                                                            --
    - Redraw Bonds - Series 1                                                                    --
    - Redraw Bonds - Series 2                                                                    --
    - Redraw Facility                                                                            --
  Principal rounding b/f                                                                            0.76

  Scheduled Principal Amount                                            6,516,999.88
  Scheduled Principal Amount less redraws                               6,516,999.88
  Unscheduled Principal Amount - Partial Prepayment                    66,319,343.42
  Unscheduled Principal Amount - Full Prepayment                       34,066,841.61
  Unscheduled Principal Amount - less redraws + C/O Reim               87,796,868.15


Total Available Principal Amount for Redraw Bonds                                          94,313,868.79

Principal Distribution - Redraw Bonds - Series 1                             --                  --
Principal Distribution - Redraw Bonds - Series 2                             --                  --

 Principal rounding b/f                                                                             0.76
Total Unscheduled Principal Amount                                                         87,796,868.15
Total Scheduled Principal Amount                                                            6,516,999.88
Total Available Principal Amount for Notes                                                 94,313,868.79

Principal Allocation
--------------------
Class A Percentage via Stepdown                                                                   100%
Class A Available Principal Payment
        Class A-1 Principal Payment                                          9011.31       86,058,038.81
        Class A-2 Principal Payment                                          5456.35        8,184,525.00
Class B Principal Payment                                                     475.36           71,304.00

Principal rounding c/f                                                                              0.98

Outstanding Principal - beginning period                                                1,347,962,845.50
less Principal Repayment                                                                 (106,903,184.91)
plus Total Customer Redraw                                                                 12,589,316.88
less Principal Losses                                                                            --
Outstanding Principal - Closing period                                                  1,253,648,977.47

Principal Losses
----------------
Principal Losses                                                                                 --
  Principal Draw Amount - Pool Mortgage Insurance Policy                                         --
  Principal Draw Amount - Individual Mortgage Insurance Policy                                   --
Net Principal Losses
Principal Chargeoff  - Class B Notes                                                             --
    - Class A-1 Notes                                                                            --
    - Class A-2 Notes                                                                            --
    - Redraw Bonds Series 1                                                                      --
    - Redraw Bonds Series 2                                                                      --
    - Redraw Facility                                                                            --

Class A-1 Notes
Beginning Unreimbursed Principal Chargeoffs                                                      --
Principal Chargeoff                                                                              --
Principal Chargeoff Reimbursement                                                                --
Ending Unreimbursed Principal Chargeoffs                                                         --

Class A-2 Notes
Beginning Unreimbursed Principal Chargeoffs                                                      --
Principal Chargeoff                                                                              --
Principal Chargeoff Reimbursement                                                                --
Ending Unreimbursed Principal Chargeoffs                                                         --

Class B Notes
Beginning Unreimbursed Principal
Chargeoffs                                                                                       --
Principal Chargeoff                                                                              --
Principal Chargeoff Reimbursement                                                                --
Ending Unreimbursed Principal Chargeoffs                                                         --

Redraw Bonds - Series 1
Beginning Unreimbursed Principal Chargeoffs                                                      --
Principal Chargeoff                                                                              --
Principal Chargeoff Reimbursement                                                                --
Ending Unreimbursed Principal Chargeoffs                                                         --

Redraw Bonds - Series 2
Beginning Unreimbursed Principal Chargeoffs                                                      --
Principal Chargeoff                                                                              --
Principal Chargeoff Reimbursement                                                                --
Ending Unreimbursed Principal Chargeoffs                                                         --

Redraw Facility
Beginning Unreimbursed Principal Chargeoffs                                                      --
Principal Chargeoff                                                                              --
Principal Chargeoff Reimbursement                                                                --
Ending Unreimbursed Principal Chargeoffs                                                         --

INVESTORS BALANCE OUTSTANDING WORKSHEET
---------------------------------------
                                                                           Aggregate           Aggregate
                                                                               US$                 A$
Class A-1 Notes
Initial Invested Amount                                               955,000,000.00    1,577,208,918.25
  previous Principal Distribution                                     217,837,983.00      359,765,454.99
  Principal Distribution for current period                            52,108,142.50       86,058,038.81
Total Principal Distribution to date                                  269,946,125.50      445,823,493.80
Beginning Invested Amount                                             737,162,017.00    1,217,443,463.26
Ending Invested Amount                                                685,053,874.50    1,131,385,424.45
Unreimbursed Principal Chargeoffs                                            --                  --
Beginning Stated Amount                                               737,162,017.00    1,217,443,463.26
Ending Stated Amount                                                  685,053,874.50    1,131,385,424.45

Class A-2 Notes
Initial Invested Amount                                                                   150,000,000.00
  previous Principal Distribution                                                          34,215,390.00
  Principal Distribution for current period                                                 8,184,525.00
Total Principal Distribution to date                                                       42,399,915.00
Beginning Invested Amount                                                                 115,784,610.00
Ending Invested Amount                                                                    107,600,085.00
Unreimbursed Principal Chargeoffs                                                                --
Beginning Stated Amount                                                                   115,784,610.00
Ending Stated Amount                                                                      107,600,085.00

Class B Notes
Initial Invested Amount                                                                    15,000,000.00
  previous Principal Distribution                                                             265,227.00
  Principal Distribution for current period                                                    71,304.00
Total Principal Distribution to date                                                          336,531.00
Beginning Invested Amount                                                                  14,734,773.00
Ending Invested Amount                                                                     14,663,469.00
Unreimbursed Principal Chargeoffs                                                                --
Beginning Stated Amount                                                                    14,734,773.00
Ending Stated Amount                                                                       14,663,469.00

Redraw Bonds - Series 1
Previous Initial Invested Amount                                                                  --
Initial Invested Amount                                                                           --
  Principal Distribution (after last Distribution Date)                                           --
  Principal Distribution for current period                                                       --
Total Principal Distribution to date                                                              --
Beginning Invested Amount                                                                         --
Ending Invested Amount                                                                            --
Unreimbursed Principal Chargeoffs                                                                 --
Beginning Stated Amount                                                                           --
Ending Stated Amount                                                                              --

Redraw Bonds - Series 2
Previous Initial Invested Amount                                                                  --
Initial Invested Amount                                                                           --
  Principal Distribution (after last Distribution Date)                                           --
  Principal Distribution for current period                                                       --
Total Principal Distribution to date                                                              --
Beginning Invested Amount                                                                         --
Ending Invested Amount                                                                            --
Unreimbursed Principal Chargeoffs                                                                 --
Beginning Stated Amount                                                                           --
Ending Stated Amount                                                                              --



AVERAGE MONTHLY PERCENTAGE
--------------------------
Current Balance of Arrears greater than 60 Days                                             3,778,042.77
Current Outstanding Loan Balance                                                        1,253,648,977.47
Average Monthly Percentage                                                                          0.00
Monthly Percentage - Current Period                                                                 0.00
Monthly Percentage Month 2                                                                          0.00
Monthly Percentage Month 3                                                                          0.00
Monthly Percentage Month 4                                                                          0.00
Monthly Percentage Month 5                                                                          0.00
Monthly Percentage Month 6                                                                          0.00
Monthly Percentage Month 7                                                                        --
Monthly Percentage Month 8                                                                        --
Monthly Percentage Month 9                                                                        --
Monthly Percentage Month 10                                                                       --
Monthly Percentage Month 11                                                                       --
Monthly Percentage Month 12                                                                       --

STEPDOWN CONDITIONS
-------------------
Years since initial Determination Date                                                              1.33
Required Subordinated Percentage                                                                  --
Available Subordinated Percentage                                                                   0.01
Aggregate Unreimbursed Principal Chargeoffs                                                       --
Required Class B Stated Amount Outstanding                                                  4,318,022.30
Year < 5, 2% Avg Mo. Perc, Unreim C/O Maximum                                               4,500,000.00
Year < 5, 4% Avg Mo. Perc, Unreim C/O Maximum                                               1,500,000.00
5 <= Year < 6, Unreim C/O Maximum                                                           4,500,000.00
6 <= Year < 7, Unreim C/O Maximum                                                           5,250,000.00
7 <= Year < 8, Unreim C/O Maximum                                                           6,000,000.00
8 <= Year < 9, Unreim C/O Maximum                                                           6,750,000.00
9 <= Year, Unreim C/O Maximum                                                               7,500,000.00
Stepdown Condition less than 5 years                                                              TRUE
Stepdown Condtion greater than & equal to 5 years                                                FALSE
Year >= 5, 2% Avg Mo. Perc, Unreim C/O Maximum                                                    TRUE
Year - Stepdown Condition Test
5                                                                                                 TRUE
6                                                                                                 TRUE
7                                                                                                 TRUE
8                                                                                                 TRUE
9                                                                                                 TRUE

Year - Stepdown Class A Criteria                            FALSE             TRUE         Class A Percentage
0                                                              1               0.5                  0.50
1                                                              1               0.5                  0.50
2                                                              1               0.5                  0.50
3                                                              1               0                 --
4                                                              1               0                 --
5                                                              1               0.7                  1.00
6                                                              1               0.6                  1.00
7                                                              1               0.4                  1.00
8                                                              1               0.2                  1.00
9                                                              1               0                    1.00
10                                                             0               0                 --


                                                                    Exhibit 99.2


                    FORM 6-K REQUIRED COLLATERAL INFORMATION

                         SERIES 2001-1G MEDALLION TRUST

 SERIES 2000-1G MEDALLION TRUST DATA AS AT OPENING OF BUSINESS ON THE PRECEDING
                       DETERMINATION DATE OF JULY 1, 2001



OUTSTANDING MORTGAGE BALANCE (AUD)

                                                   AMOUNT                    WAC
                                                   ------                    ---
        - Variable Rate Housing Loans      933,784,651.00                  6.56%

        - Fixed 1 Year                      58,853,885.00                  6.88%

        - Fixed 2 Year                     158,282,878.00                  6.98%

        - Fixed 3 Year                      93,740,399.00                  6.88%

        - Fixed 4 Year                       6,878,080.00                  7.84%

        - Fixed 5 Year                       4,130,653.00                  6.60%

        Total Pool                         $1,255,670,546                  6.66%



                                                     AUD AMOUNT OF
DELINQUENCY INFORMATION    NO OF LOANS   % OF POOL       LOANS         % OF POOL
-----------------------    -----------   --------    -------------     ---------

     31-60 days                 30        23.00%     $3,107,702.02         0.24%

     61-90 days                 17        13.00%     $2,109,557.16         0.16%

       90+ days                 19        14.00%     $1,668,485.61         0.13%

Mortgagee In Possession          0         0.00%             $0.00         0.00%